UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 23, 2025

NICOLET BANKSHARES, INC.
(Exact name of registrant as specified in its charter)

Wisconsin	001-37700	47-0871001
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

111 North Washington Street
Green Bay, Wisconsin 54301
(Address of principal executive offices)

(920) 430-1400
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.01 per share	NIC	New York Stock Exchange
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter.)

Emerging Growth Company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.
On October 23, 2025, Nicolet Bankshares, Inc. (“Nicolet”) and MidWestOne Financial Group, Inc. (“MidWestOne”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which MidWestOne will merge with and into Nicolet (the “Merger”).

Nicolet and MidWestOne have agreed to prepare and file with the Securities and Exchange Commission a registration statement on Form S-4, which will include a proxy statement/prospectus to be mailed to both Nicolet and MidWestOne shareholders. As soon as practicable following effectiveness of the registration statement on Form S-4, Nicolet and MidWestOne will each call a special shareholder meeting to approve the Merger Agreement.

Merger Consideration: Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, Nicolet will exchange shares of its common stock for all of the outstanding shares of MidWestOne common stock, in an all-stock transaction. MidWestOne shareholders will be entitled to receive 0.3175 of a share of Nicolet common stock for each share of MidWestOne common stock they own upon the effective time of the merger, for aggregate merger consideration valued at approximately $864 million, or $41.37 per share, based on Nicolet’s closing stock price of $130.31 as of October 22, 2025. Upon completion of the merger, the shares issued to MidWestOne shareholders are expected to comprise 30% of the outstanding shares of the combined company.

Closing Conditions: Consummation of the Merger is subject to certain customary closing conditions, including without limitation, (i) approval of the Merger Agreement by both Nicolet and MidWestOne shareholders, (ii) the receipt of all requisite regulatory approvals, and (iii) receipt of a tax opinion of Nicolet’s counsel that the Merger will qualify as a tax-free reorganization.

Representations, Warranties and Covenants: The Merger Agreement includes detailed representations, warranties and covenant provisions that are customary for transactions of this type.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1.

The representations and warranties set forth in the Merger Agreement have been made solely for the benefit of the parties to the
Merger Agreement. In addition, such representations and warranties (i) have been made only for the purpose of the Merger Agreement; (ii) have been qualified by the disclosures made to the other party in connection with the Merger Agreement; (iii) are subject to materiality qualifications contained in the Merger Agreement, which may differ from what may be viewed as material by investors; and (iv) have been included in the Merger Agreement for the purpose of allocating risk between the contracting parties and not for the purpose of establishing such matters as facts. Based upon the foregoing reasons, you should not rely on the representations and warranties as statements of factual information. Investors should read the Merger Agreement together with the other information concerning Nicolet and MidWestOne that is in reports and statements filed with the SEC.

Item 7.01	Regulation FD Disclosure.
On October 23, 2025, Nicolet Bankshares, Inc. (“Nicolet”) and MidWestOne Financial Group, Inc. (“MidWestOne”) jointly announced the execution of a definitive merger agreement pursuant to which, upon the terms and subject to the conditions set forth therein, Nicolet will acquire MidWestOne and its wholly-owned banking subsidiary MidWestOne Bank. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

In connection with the announcement of the Merger Agreement, Nicolet and MidWestOne intend to provide supplemental information regarding the proposed transaction in connection with presentations to analysts and investors. A copy of the joint investor presentation is furnished as Exhibit 99.2 to this Current Report on Form 8-K.

The Merger Agreement was unanimously approved by the board of directors of each company. It is subject to shareholder approval of each company, regulatory approvals, and other customary closing conditions. The Merger is expected to close in the first half of 2026.

Forward Looking Statements “Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995.
This communication contains statements that constitute “forward-looking statements” within the meaning, and subject to the protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are forward-looking statements. Such statements include, statements related to the expected timing of the completion of the proposed transaction. You can identify these forward-looking statements through the use of words such as “anticipate,” “believe,” “assume,” “aim,” “can,” “conclude,” “continue,” “could,” “estimate,” “expect,” “foresee,” “goal,” “intend,” “may,” “might,” “outlook,” “possible,” “plan,” “predict,” “project,” “potential,” “seek,” “should,” “target,” “will,” “will likely,” “would,” or the negative of these terms or other comparable terminology.

A number of factors could cause actual results and outcomes to differ materially from those contemplated by these forward-looking statements. These factors include, but are not limited to: (1) the parties’ inability to meet expectations regarding the timing of the proposed merger; (2) the failure to obtain the necessary approvals by the shareholders of Nicolet or MidWestOne; (3) the ability by each of Nicolet and MidWestOne to obtain required governmental approvals of the proposed transaction on the timeline expected (which could be affected by government shutdowns), or at all, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company after the closing of the proposed transaction or adversely affect the expected benefits of the proposed transaction; (4) the failure to satisfy other conditions to completion of the proposed merger, or any unexpected delay in closing the proposed transaction or the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; and (5) the outcome of any legal or regulatory proceedings or governmental inquiries or investigations that may be currently pending or later instituted against Nicolet or MidWestOne.

All forward-looking statements included in this communication are made as of the date hereof and are based on information available to management at that time. Except as required by law, neither Nicolet nor MidWestOne assumes any obligation to update any forward-looking statement to reflect events or circumstances that occur after the date the forward-looking statements were made.

Important Information About the Merger and Where to Find It
Nicolet intends to file a registration statement on Form S-4 with the SEC to register the Nicolet shares that will be issued to MidWestOne shareholders in connection with the proposed merger. The registration statement will include a joint proxy statement of Nicolet and MidWestOne that also constitutes a prospectus of Nicolet. When available, the definitive joint proxy statement/prospectus will be sent to shareholders of Nicolet and MidWestOne in connection with the proposed merger. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT NICOLET, MIDWESTONE AND THE PROPOSED MERGER. Investors may obtain copies of the joint proxy statement/prospectus and other relevant documents (as they become available) free of charge at the SEC’s website (www.sec.gov). Copies of the documents filed with the SEC by Nicolet will be available free of charge on Nicolet’s website at www.nicoletbank.com. Copies of the documents filed with the SEC by MidWestOne will be available free of charge on MidWestOne’s website at www.midwestonefinancial.com.
Participants in Solicitation
Nicolet, MidWestOne, and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Nicolet and the shareholders of MidWestOne in connection with the proposed merger. Information about the directors and executive officers of Nicolet is available in Nicolet’s proxy statement for its 2025 annual meeting of shareholders, which was filed with the SEC on March 18, 2025, and in other documents subsequently filed by Nicolet with the SEC, which can be obtained free of charge through the website maintained by the SEC. Any changes in the holdings of Nicolet’s securities by its directors or executive officers from the amounts described in the Nicolet 2025 Proxy have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 or on Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of the Nicolet 2025 Proxy and are available at the SEC’s website. Information about the directors and executive officers of MidWestOne is available in MidWestOne’s proxy statement for its 2025 annual meeting of shareholders, which was filed with the SEC on March 11, 2025 (the “MidWestOne 2025 Proxy”) and in the MidWestOne Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 25, 2025 and in other documents subsequently filed by MidWestOne with the SEC, which can be obtained free of charge through the website maintained by the SEC. Any changes in the holdings of MidWestOne’s securities by its directors or executive officers from the amounts described in the MidWestOne 2025 Proxy have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 or on Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of the MidWestOne 2025 Proxy and are available at the SEC’s website. Additional information regarding the interests of such participants and other persons who may be deemed participants in the transaction will be included in the joint proxy statement/prospectus and the other relevant documents to be filed with the SEC.

No Offer or Solicitation
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Investor Relations & Media Contacts:

MidWestOne:	Chip Reeves – CEO
Barry Ray – CFO
Phone: 800.247.4418
Email: creeves@midwestone.com
Email: bray@midwestone.com

Nicolet:	Mike Daniels – Chairman, President & CEO
Jeff Gahnz – SVP, Marketing & Public Relations
Eric Radzak – SVP, Corporate Development & Investor Relations
Phone: 920.430.1400
Email: mdaniels@nicoletbank.com
Email: jgahnz@nicoletbank.com
Email: eradzak@nicoletbank.com

Item 9.01	Financial Statements and Exhibits.

Exhibit No.	Description of Exhibit
2.1	Agreement and Plan of Merger by and between Nicolet Bankshares, Inc. and MidWestOne Financial Group, Inc. dated October 23, 2025
99.1	Joint Press Release, dated October 23, 2025
99.2	Joint Investor Presentation, dated October 23, 2025
104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	October 23, 2025	NICOLET BANKSHARES, INC.

		By:	/s/ H. Phillip Moore, Jr.
H. Phillip Moore, Jr.
Chief Financial Officer